RADCOM LTD.

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NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS
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Notice is hereby given that an Extraordinary Meeting of Shareholders (the "Meeting") of Radcom Ltd. (the "Company") will be held on November 24, 2010, at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

To approve the Company’s issuance of Ordinary Shares, NIS 0.20 nominal value per share, of the Company (the “Ordinary Shares” and the “Transaction”, respectively), solely with respect to Mr. Zohar Zisapel and/or entities controlled by him and/or members of his family, who are “controlling shareholders” of the Company for the purpose of Section 268 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), approved by the audit committee and the board of directors of the Company, as well as the grant by the Company to Mr. Zisapel of warrants to purchase one Ordinary Share per three Ordinary Shares issued (the “Warrants”), for a purchase price equal to $1 million.

As described above, Mr. Zohar Zisapel, a shareholder of the Company who is a “controlling shareholder” of the Company for the purpose of Section 268 of the Companies Law, has a personal interest in the Transaction.  As a result, the Transaction requires approval by a majority of the voting rights in person or by proxy and voting thereon (the “Voting Rights”) at the Meeting including at least one-third of the Voting Rights of the shareholders represented at the Meeting who do not have a personal interest in the matter (unless the total number of shares of the non-interested shareholders voting against the resolution, if any, does not represent more than one percent of the Company’s outstanding voting rights, in which case a simple majority of the Voting Rights represented at the Meeting is sufficient).

The Board of Directors (other than Mr. Zohar Zisapel who abstains, due to a personal interest) recommends a vote FOR approval of the Proposed Resolution to be voted upon at the Meeting.

Shareholders of record at the close of business on October 20, 2010, are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

David Ripstein

Chief Executive Officer

Dated: October 20, 2010

RADCOM LTD.

24 RAOUL WALLENBERG STREET

TEL AVIV 69719, ISRAEL

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PROXY STATEMENT

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EXTRAORDINARY MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.20 nominal value per share (the "Ordinary Shares"), of Radcom Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders.  The Meeting will be held on November 24, 2010, at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as "Radcom", "we", "us", "our" and "our company" to refer to Radcom Ltd. and terms such as "you" and "your" to refer to our shareholders.

It is proposed that at the Meeting, the following resolution be adopted:

To approve the Company’s issuance of Ordinary Shares, NIS 0.20 nominal value per share, of the Company (the “Ordinary Shares” and the “Transaction”, respectively), solely with respect to Mr. Zohar Zisapel and/or entities controlled by him and/or members of his family, who are “controlling shareholders” of the Company for the purpose of Section 268 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), approved by the audit committee and the board of directors of the Company, as well as the grant by the Company to Mr. Zisapel of warrants to purchase one Ordinary Share per three Ordinary Shares issued (the “Warrants”) for a purchase price equal to $1 million.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 2 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on October 20, 2010, will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about October 22, 2010 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

The Company had outstanding on October 20, 2010, 5,980,821 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of October 20, 2010 by (i) each person or entity known to beneficially own more than five percent (5%) of our Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission (the "SEC"), and (ii) all directors and executive officers as indicated below, based on information provided to us by the holders or disclosed in public filings with the SEC.  The percentage of outstanding Ordinary Shares is based on 5,980,821 Ordinary Shares outstanding as of October 20, 2010.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Zohar Zisapel (3)	1,852,100	29.75%
Yehuda Zisapel (4)	506,790	8.47%
Orington Holdings Limited (5)	389,864	6.41%
RAD Data Communications Ltd. (6)	44,460	0.74%
All directors and executive officers as a group, except Zohar Zisapel, (10 persons) (7)	145,210	2.37%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.  Ordinary Shares beneficially owned include Ordinary Shares that may be acquired pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of October 20, 2010.

(2)
For determining the percentage owned by each person, Ordinary Shares for each person includes Ordinary Shares that may be acquired by such person pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of October 20, 2010.  The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by a Radcom Equipment, Inc., our wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.  On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

(3)
Includes 44,460 Ordinary Shares held of record by RAD Data Communications Ltd. ("RDC") and 13,625 Ordinary Shares held of record by Klil and Michael Ltd., all Israeli companies and 244,531 Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of October 20, 2010.  Zohar Zisapel is a principal shareholder and director of RDC and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. This information was provided to us by Mr. Zisapel.

(4)
Includes 44,460 Ordinary Shares held of record by RDC and 227,590 Ordinary Shares held of record by Retem Local Networks Ltd., an Israeli company.  Yehuda Zisapel is a principal shareholder and director of each of RDC and Retem Local Networks Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

(5)
Includes 292,398 Ordinary Shares and 97,466 Ordinary Shares issuable upon exercise of warrants exercisable within 60 days of October 20, 2010, that were purchased by Orington Holdings Limited in our private placement of Ordinary Shares to investors, which closed on October 13, 2010.

(6)
Messrs. Zohar Zisapel and Yehuda Zisapel have shared voting and dispositive power with respect to the Ordinary Shares held by RDC.  The Ordinary Shares held by RDC are reflected under the number of Ordinary Shares held by Zohar Zisapel and Yehuda Zisapel.

(7)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of October 20, 2010. and have, therefore, not been separately disclosed. The amount is comprised of Ordinary Shares issuable upon exercise of options and warrants exercisable within 60 days of October 20, 2010.

APPROVAL OF THE COMPANY’S ISSUANCE OF ORDINARY SHARES AND WARRANTS TO BUY ORDINARY SHARES TO ZOHAR ZISAPEL

The Company entered into a Share Purchase Agreement (the “Purchase Agreement”), with several investors, among them Mr. Zohar Zisapel, the Chairman of the Board of Directors of the Company, for the issuance by the Company of Ordinary Shares in an aggregate amount of $5.5 million for a purchase price of $8.55. For purposes of determining the price per Ordinary Share in the transaction, the “Closing Price” means the average closing market price of the Ordinary Shares of the Company on the Nasdaq Capital Market during the thirty (30) trading day period ending on the trading day prior to the execution date of the Purchase Agreement (the “Closing Price”). The price per Ordinary Share was the Closing Price minus a discount of 12% (the “Price Per Share”).

At the closing of the transaction, the investors (other than Mr. Zisapel) were granted Warrants to purchase one Ordinary Share for every three Ordinary Shares purchased by them in the transaction.  The Warrants are exercisable for a period of three years after the closing for an exercise price per Ordinary Share of $10.69, which is equal to the Price Per Share plus 25%. As part of the transaction, the Company made customary representations and warranties in the Purchase Agreement aimed to protect the interests of the investors. In addition, as part of the Purchase Agreement, the Company granted registration rights to the investors, under which it undertook to use its reasonably commercial efforts to file a registration statement covering the resale of the Ordinary Shares to be purchased pursuant to the Purchase Agreement within 30 days after the closing of the transaction, as well as the Ordinary Shares underlying the Warrants, and to keep such registration statement effective for a period of three (3) years, subject to standard exceptions. The Purchase Agreement contains a customary undertaking of the Company to indemnify the investors for liabilities and expenses that may arise from any material misstatements or omissions in the Company’s registration statement.  Roth Capital Partners, LLC was entitled to a 6% commission fee to be paid by the Company for investors participating in the transaction due to Roth Capital Partners, LLC's solicitation. The negotiations relating to the proposed transaction were conducted by the Company’s management, under the supervision of the audit committee, which is comprised of independent members of the board of directors.

The Company’s undertakings solely in connection with the participation of Zohar Zisapel in the proposed transaction as described above are subject, among other conditions, to the approval of the Company’s shareholders as described below.  If the Company’s shareholders do not approve the Company’s undertakings, then the Company’s obligations solely with respect to Mr. Zisapel's participation will be null and void.

Reasons for the Transaction

The Company’s management believes that the transaction and the proposed participation of Zohar Zisapel under the conditions of the transaction are favorable to the Company, and that the capital expected to be raised through the transaction will facilitate the fulfillment of the Company’s strategic objectives, as well as enhance the Company’s liquidity.

Required Approval

Mr. Zohar Zisapel has a personal interest in the proposed Transaction as described above, and holds more than 25% of the voting power and is therefore a “controlling shareholder” of the Company, as defined in Chapter V of the Companies Law. Mr. Zohar Zisapel executed the Purchase Agreement and intends to participate (either in person and/or through controlled entities and/or with family members) in the Transaction, in an aggregate amount of approximately $1 million. Therefore, the transaction, solely with respect to the participation of Mr. Zisapel, requires approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order.  Section 275 of the Companies Law requires that the shareholder approval of transactions with a controlling shareholder or in which a controlling shareholder has a personal interest satisfy at least one of the following conditions:  (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of the Company’s outstanding shares. In addition, since Mr. Zohar Zisapel is also a Director of the Company, the Transaction solely with respect to the participation of Mr. Zisapel, constitutes an “exceptional transaction” between the Company and one of its officers (as defined in the Companies Law), and consequently requires the approval of the Audit Committee and thereafter the approval of the Board of Directors, pursuant to Section 272(a) of the Companies Law.

Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the proposed transaction.  Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in the Company.  Mr. Zohar Zisapel has a personal interest in this transaction.

The proposed transaction has been approved by the Company’s Audit Committee and Board of Directors, pursuant to Sections 272(a) and 275 of the Companies Law.

Proposed Resolution

It is therefore proposed that, at the Meeting, the following resolution be adopted:

“RESOLVED, that the execution and performance of the transaction described in the Notice to Shareholders dated October 20, 2010, (the “Proxy Statement”), by and among the Company and the investors, solely in respect of the participation of Mr. Zohar Zisapel and/or entities controlled by him and/or members of his family, who is a “controlling shareholder” of the Company as defined by Chapter V of the Companies Law, including the execution, delivery and performance of the Purchase Agreement and the Warrants, and the issuance of the Ordinary Shares and Warrants, as described in the Company’s Proxy Statement, and any amendments and supplements thereto that do not materially increase the obligations of the Company and that are approved by the Audit Committee and Board of Directors of the Company, be, and they hereby are, approved.”

The Board of Directors (other than Mr. Zohar Zisapel who abstains, due to a personal interest) recommends a vote FOR the proposed resolution.

By Order of the Board of Directors,

David Ripstein

Chief Executive Officer

Dated: October 20, 2010